# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2701 East Grauwyler Road,, Irving, Texas (TX), 75061
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0001897727
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- CFAC Holdings VIII, LLC. (CIK 0001897727): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,449,404; sole dispositive power 0; shared dispositive power 6,449,404; aggregate amount beneficially owned 6,449,404 (5.5% of the class)
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,449,404; sole dispositive power 0; shared dispositive power 6,449,404; aggregate amount beneficially owned 6,449,404 (5.5% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,449,404; sole dispositive power 0; shared dispositive power 6,449,404; aggregate amount beneficially owned 6,449,404 (5.5% of the class)
- Brandon G. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,449,404; sole dispositive power 0; shared dispositive power 6,449,404; aggregate amount beneficially owned 6,449,404 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: 2701 East Grauwyler Road,, Irving, Texas (TX), 75061
Comment: This Amendment No. 4A (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on March 26, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 1, 2023 ("Amendment No. 1), Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 14, 2024 ("Amendment No. 2"), and Amendment No. 3 to the Original Schedule 13D filed with the SEC on November 21, 2024 ("Amendment No. 3" and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Prior Schedule 13D"), by CFAC Holdings VIII, LLC, a Delaware limited liability company ("CFAC"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and Howard W. Lutnick. This Amendment is being filed by CFAC, Cantor, CFGM and Mr. Brandon G. Lutnick (collectively, the "Reporting Persons") relating to their beneficial ownership of shares of common stock, par value $0.0001 per share ("Common Stock"), in XBP Global Holdings, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This statement is filed by:

(i) CFAC, which is the holder of record of approximately 5.5% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025;

(ii) Cantor, the sole member of CFAC;

(iii) CFGM, the managing general partner of Cantor; and

(iv) Brandon G. Lutnick, the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.
Residence or business address:
Item 2(b) is hereby amended and supplemented with the following:

The address of the principal business and principal office of Brandon G. Lutnick is 499 Park Avenue, New York, New York 10022.
Present principal occupation or employment:
Item 2(c) is hereby amended and supplemented as follows:

The principal occupation of Brandon G. Lutnick is to serve as an executive of Cantor and certain of its affiliates.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated as follows:

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated as follows:

Except as set forth below, during the last five (5) years, no Reporting Person or any other person for whom information is required to be disclosed pursuant to Instruction C to Schedule 13D has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On December 12, 2024, Cantor, without admitting or denying the SEC's findings, entered into a settlement with the SEC to resolve charges that, in 2020 and 2021, CF Finance Acquisition Corp. II and CF Acquisition Corp. V, two special purpose acquisition companies (each, a "SPAC") controlled by Cantor, included false and misleading statements about each SPAC's prior interactions with target businesses in their filings with the SEC, in violation of Section 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-3 thereunder. Cantor cooperated immediately and fully with the SEC's investigation and agreed to cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) and 17(a)(3) of the Securities Act, Section 14(a) of the Exchange Act and Rule 14a-3 thereunder, and to pay a $6.75 million penalty.
Citizenship:
Item 2(f) is hereby amended and supplemented with the following:

Brandon G. Lutnick is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Completion of Howard W. Lutnick Divestiture

In accordance with the transactions detailed below, Mr. Howard W. Lutnick, the U.S. Secretary of Commerce, has completed his previously announced divestiture of his holdings in Cantor and CFGM in connection with his appointment as the U.S. Secretary of Commerce. Mr. Howard W. Lutnick no longer has any voting or dispositive power over any of the securities of the Issuer, and the Reporting Persons understand that he will file Amendment No. 4B as his final amendment to the Original Schedule 13D to reflect his zero ownership.

Acquisition of CFGM Voting Shares by Trusts Controlled by Mr. Brandon G. Lutnick

On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick (the "Purchaser Trusts") all of the voting shares of CFGM, which is the managing general partner of Cantor. On October 6, 2025, the transactions under such agreements closed. The aggregate purchase price for such sales was $200,000, and was paid using cash on hand at the Purchaser Trusts.

Following the closing of the transactions described above, Brandon G. Lutnick may be deemed to have beneficial ownership of the shares of Common Stock owned by CFAC, and Howard W. Lutnick no longer has beneficial ownership over such securities.

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Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is on the basis of a total of 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025. As of the date hereof, CFAC directly owns 6,064,404 shares of Common Stock and 385,000 shares of Common Stock underlying an equal number of warrants to purchase shares of Common Stock held by CFAC which are exercisable within 60 days. None of the other Reporting Persons directly own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

As of the date hereof:

(i) CFAC directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,064,404 shares of Common Stock and 385,000 shares of Common Stock underlying an equal number of warrants to purchase shares of Common Stock held by CFAC which are exercisable within 60 days, which represent approximately 5.5% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025.

(ii) Cantor, as the sole member of CFAC, controls CFAC, and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC, which represent approximately 5.5% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025. Cantor disclaims any ownership of such shares of Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iii) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC, which represent approximately 5.5% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025. CFGM disclaims any ownership of such shares of Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iv) Brandon G. Lutnick, as the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC, which represent approximately 5.5% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025. Brandon G. Lutnick disclaims any ownership of such shares of Common Stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: See Item 4 of this Amendment, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 10.10: Joint Filing Agreement, dated as of October 6, 2025, by and among the Reporting Persons

Exhibit 10.11: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the trust known as the BGL Management Trust.

Exhibit 10.12: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the trust known as the KSL Management Trust.

Exhibit 10.13: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the trust known as the RGL Management Trust.

Exhibit 10.14: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the trust known as the CJL Management Trust.

## Signatures
- CFAC Holdings VIII, LLC.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/06/2025)
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/06/2025)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/06/2025)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (10/06/2025)